

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Xiaogang Geng
Chief Executive Officer
Jayud Global Logistics Ltd
4th Floor, Building 4, Shatoujiao Free Trade Zone
Shenyan Road, Yantian District
Shenzhen, China 518000

Re: Jayud Global Logistics Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted October 28, 2022
CIK No. 0001938186

Dear Xiaogang Geng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment on Form F-1

Cover Page

1.   You disclose here that you "will apply" to list your ADS on Nasdaq Capital Market. However, you disclose at page 17 that you have applied to have your ADSs listed on the Nasdaq Capital Market under the symbol "JYD."

2.   Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

3.   To the extent you intend to proceed with your offering if your Nasdaq listing is denied,

revise your cover page to indicate that the offering is not contingent on Nasdaq approval of your listing application and that if the ADSs are not approved for listing, you may experience difficulty selling your ADSs. Include risk factor disclosures to address the impact on liquidity and the value of ADSs.

Risk Factors
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors., page 57

4.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid and substantial price volatility and clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your ADSs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

5.   We acknowledge your response to comment 12. Please discuss and analyze changes for every material asset and liability line item in your balance sheet.

Suppliers, page 122

6.   We note your response to prior comment 19 that the five largest suppliers agreed to one-year terms for fiscal years 2020 and 2021. Please tell us whether these five suppliers are the same suppliers and provide additional analysis explaining why they are not material to you.

You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yang Ge